Hilton Group plc

Ladbroke Group PLC

03 AUG 11 AM 7:21

Ref: 82-1571


03029152

PROCESSED

AUG 12 2003

THOMSON FINANCIAL

SUPPL

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com


Hilton


Ladbrokes


LivingWell

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")

DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM PUTNAM INVESTMENT MANAGEMENT, LLC AND THE PUTNAM ADVISORY COMPANY, LLC (TOGETHER "PUTNAM") THAT THE BENEFICIAL INTERESTS OF PUTNAM'S CLIENTS ON 30 JULY 2003 INCREASED TO 80,870,679 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 5.12% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.